November 21, 2005
Securities and Exchange Commission
Financial Services Group
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Mark Webb, Legal Branch Chief

Re:	Citizens Effingham Bancshares, Inc.
Preliminary Form of Proxy Statement on Schedule 14A
Schedule 13E-3 filed by Citizens Effingham Bancshares, Inc.,
Harry H. Shearouse, Jon G. Burns, et al.
Filed September 30, 2005
Ladies and Gentlemen:
     On behalf of our client, Citizens Effingham Bancshares, Inc. (“Citizens Effingham” or the “Company”), we are responding to the comments received from your office by letter dated October 27, 2005 with respect to the above-referenced Form of Proxy Statement and Schedule 13E-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. We have annotated the marked copy of Amendment No. 1 to the Proxy Statement with cross-references to which comment we are responding.
Schedule 13E-3
General
1.	We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each “new” class to beheld by less than 300 shareholders of record. In your, response letter, provide your legal analysis as to why the common stock and Class A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel that your common stock and your newly authorized preferred stock are separate classes of securities under state law. Your response should also provide counsel’s legal analysis as to why it is opining that your common stock and the newly authorized class of preferred stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature

Securities and Exchange Commission
November 21, 2005

of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. Further, the analysis should specifically address that the Series A Preferred Stock is convertible into common stock upon a change of control.
We have provided the requested opinion of counsel as Exhibit 1 to this letter.

Section 12(g) of the Securities Exchange Act of 1934 (the “Act”) generally provides that every issuer of securities shall, within 120 days after the last day of its first fiscal year on which the corporation has total assets exceeding $1 million and a class of equity security held by record of 500 or more persons, register such security with the U.S. Securities and Exchange Commission (the “SEC”). For purposes of determining the applicability of these registration requirements to corporations, Section 12(g)(5) of the Act defines the term “class” to include all securities of a corporation which are of substantially similar character whose holders enjoy substantially similar rights and privileges. This definition applies to the Company pursuant to Section 15(d) which incorporates the definitions contained in 12(g) as to 15(d) registrants.

The Company’s common stock and Series A Preferred Stock are separate classes of securities because they are not substantially similar in character and the holders of the Company’s common stock and Series A Preferred Stock will not enjoy substantially similar rights and privileges. Specifically, the Company’s common stock and Series A Preferred Stock have substantially different rights and limitations with respect to voting, dividends and liquidation. These differences are summarized below:
a.	Voting Rights: Holders of Series A Preferred Stock are entitled to vote only upon proposals for a consolidation or merger of the Company, a share exchange, or a sale, lease, exchange or transfer of all or substantially all of the Company’s assets (a “Change in Control”) and upon which holders of the common stock are entitled to vote. Such limited voting rights contrast with the unlimited voting rights afforded to holders of the common stock, including, significantly, the right to vote on the election of directors of the Company, the adoption of stock incentive plans, and most charter amendments.

b.	Dividend Preference: Holders of Series A Preferred Stock are entitled to a preference in the distribution of dividends, when and if declared and paid by the Company, so that holders of the Series A Preferred Stock are entitled to receive dividends in an amount not less than that paid on common shares prior to the receipt of dividends by the holders of common stock.

Securities and Exchange Commission
November 21, 2005

c.	Liquidation Preference: Holders of Series A Preferred Stock are entitled to a preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, equal to the greater of the book value per share or the amount per share to be paid to common shareholders. Holders of the Company’s common stock are only entitled to receive, after the prior rights of creditors and holders of the Series A Preferred Stock are satisfied, a ratable share of any remaining assets of the Company available for distribution.
The SEC has agreed that two types of stock which differ in liquidation preference and voting rights are not of the same class. In a No-Action letter, the SEC concurred with Motorola, Inc.’s view that its common stock (which had a $2.00 liquidation preference) and its Class A common stock (which had a 4-to-1 voting edge over the common stock) were not the same class of securities under Section 12(g)(5). Motorola, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶78,703 (December 30, 1971). Similarly, the Company’s common stock and Series A Preferred Stock should not be considered to be of the same “class” of stock because the Series A Preferred Stock has a liquidation preference and limited voting rights compared to the common stock. The Company’s Series A Preferred Stock also contains a dividend preference to the common stock. We believe these are all substantial differences in the rights and preferences in the two classes of stock.

The SEC has agreed that different voting rights is enough to create separate classes of stock. At the request of Crawford and Company, the SEC agreed that the lack of voting rights of one class of security precluded the holders of that class from enjoying substantially similar rights and privileges as holders of an otherwise identical class of stock that could vote. Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 79,673 (April 19, 1991). The holders of nonvoting stock in Crawford had voting rights with respect to (1) certain merger, share exchange, reclassification or recapitalization transactions; (2) amendments to the company’s articles of incorporation affecting their voting rights; and (3) matters they were entitled to vote upon pursuant to Georgia law. Id. Our preferred stockholders will be able to vote in limited circumstances, including immediately prior to the closing of a Change in Control, much like the nonvoting stock in Crawford.

While the Company is replacing one security with another that is convertible into common shares, the classes are not substantially similar, nor will the holders of each class of stock share substantially similar rights and privileges. The SEC has concluded that when one class of security has the right to convert into another class of security, the former class of security should not be considered to be in the same class as the latter security. Town and Country, No-Action Letter, 1971 WL 7606 (March 11, 1971). The SEC has maintained that the language of Section 15(d) does

Securities and Exchange Commission
November 21, 2005

not indicate that a company’s common stock and warrants to purchase shares of such common stock should be considered the same class of security. Town and Country, No-Action Letter, 1971 WL 7606 (March 11, 1971). Id.

Given the differing character of the two classes of securities and the different rights and privileges afforded to holders of the Series A Preferred Stock as compared to holders of the common stock, the two securities do not constitute the same “class” of securities for purposes of Section 12(g)(5) of the Act.

Analysis Under Georgia Law

Pursuant to the Georgia Business Corporation Code (the “Code”), the board of directors of a Georgia corporation has the authority to determine the preferences, limitations and relative rights of any class of the corporation’s stock. O.C.G.A § 14-2-602. The distinguishing designations of separate classes of stock must be prescribed in the corporation’s articles of incorporation. O.C.G.A § 14-2-601. Section 14-2-601 of the Code provides:
“... unless such class is divided into a series, all shares of a class must have preferences limitations, and relative rights identical with those of other shares of the same class; provided, however, that any of the voting powers, designations, preferences, rights, qualifications, limitations, or restrictions of or on the shares of a class, or the holders thereof, may be made dependent upon facts ascertainable outside the articles of incorporation... if the manner in which the facts shall operate upon the voting powers, designations, preferences, rights, qualifications, limitations, or restrictions of or on the shares, or the holders thereof, is clearly and expressly set forth in the articles of incorporation.” O.C.G.A § 14-2-601.
The Code does not provide any standard for minimum differences that separate classes of stock must have to qualify as distinct classes and allows the rights of a class to change if the articles of incorporation clearly describe the circumstances in which such rights will change. The Company’s board of directors is proposing an amendment to the Company’s articles of incorporation that will create a new class of preferred stock with rights and privileges defined by the amended articles of incorporation. Under Georgia law, the new class of stock will be separate and distinct from the Company’s common stock.

According to the amended articles of incorporation, holders of Series A Preferred Stock will have the same voting rights as holders of the common stock if the Company proposes to enter a transaction that will result in a Change in Control and the preferred shares will convert into common shares immediately prior to a

Securities and Exchange Commission
November 21, 2005

Change in Control. Given the broad discretion that the board of directors has in creating and defining the relative rights of separate classes of stock under Georgia law, the number of record holders of the Company’s common stock will be reduced by the number of shareholders who receive shares of Series A Preferred Stock for all of the shares of common stock that they own prior to the reclassification.

2.	Please confirm to us, in a supplemental response, that the information statement will be sent or given at least 20 calendar days prior to the meeting date.

We confirm that the information statement will be sent at least 20 calendar days prior to the meeting date.

3.	Please clarify what you mean by (how you calculate) book value per share of preferred stock.

The book value of the common shares prior to the Reclassification and the book value of the common equivalent shares (which includes the Series A Preferred Stock) is the same. The book value per share of the Series A Preferred Stock is calculated by dividing the dollar amount of the shareholders’ equity by the number of outstanding common equivalent shares.
Shareholder Letter
4.	Here, on the cover page, and the summary term sheet section, prominently disclose that current common security holders that opt to receive the newly authorized preferred stock will receive no additional compensation, will lose their ability to vote their, shares, will receive even less liquid securities, and will lose the benefits of holding Section 12 registered securities. Provide the same disclosure in each place in the proxy statement where you discuss what security holders subject to the reclassification, receiving preferred stock will receive.

We have revised the proxy statement as requested.

5.	Here, on the cover, page, and the summary term sheet section, highlight that shareholders who hold 500 or fewer shares of common stock and who will receive Series A Preferred Stock in this reclassification can instead elect to receive cash for their shares by exercising appraisal rights. Please state that this is the only manner in which to receive cash for such holders. This disclosure should be accompanied by a brief explanation of how to exercise appraisal rights, and in particular, that. Georgia law apparently permits the exercise of dissenters rights by simply notifying the company within a set period of time, both before and after the reclassification, which obligates the company to pay the dissenting shareholder “fair value” for the shares, plus accrued interest. Disclose what

Securities and Exchange Commission
November 21, 2005

amount the company believes is fair value, or discuss how it will determine that value by outlining the factors and the methodology it will use to calculate. Provide the same disclosure in each place in the proxy statement where you discuss what the holders subject to the reclassification will receive along with a cross-reference to the discussions of dissenters’ rights.

We have revised the proxy statement as requested.
Important Notices
6.	Please move this section to later in the filing. The proxy statement should begin with the Summary Term Sheet.

We have revised the proxy statement as requested.

7.	Please delete the first paragraph. It is not material to the matter that is the subject of the proxy statement.

We have revised the proxy statement as requested.

8.	Please delete the final sentence in the second paragraph. You cannot condition acceptance of the proxy statement on anything.

We have revised the proxy statement as requested.
Summary Term Sheet, page 1
9.	It is your responsibility to summarize accurately. Please delete the sentence about qualification in entirety by reference. You can direct investors to read the entire proxy statement for fuller discussions.

We have revised the proxy statement as requested.

10.	Revise the “Dividend Rights” subsection to disclose the last dividend declared and paid during the last two years. We note from your disclosure on page 41 that Citizens Effingham paid cash dividends of $256,000 in 2004 and no dividends in 2003.

We have revised the proxy statement as requested.

Securities and Exchange Commission
November 21, 2005

Reasons for the Reclassification, page 4
11.	In this section more specifically discuss the reasons for the particular structure. That is, why did the board choose a method of going private that results in unaffiliated security holders receiving unregistered securities with no voting rights?

We have revised the proxy statement as requested.
Fairness of the Reclassification Transaction Board Recommendation, page 4
12.	Please state the board’s belief as to fairness of the Rule 13e-3 transaction as required by Item 1014(a) of Regulation M-A, as opposed to the fairness of the reclassification. You should make the corresponding change throughout the document.

We have revised the proxy statement as requested.

13.	We note your penultimate bulleted factor in this section, stating “the advantages and disadvantages of the rights, preferences and limitations of the Series A Preferred Stock balance in comparison to the relative rights of our common stock....” In light of the loss of voting rights for the Series A Preferred Stock, we believe that you should support this statement here, despite the reference to the fairness section on page 25. Further, you should provide balance in such disclosure, discussing the differences in voting rights and as a result, value of the security.

We have revised the proxy statement as requested.

14.	Revise to add a subsection titled, “Fair Value of Shares” and include therein the Company’s valuation of the stock (per share value) and the basis for that valuation. In addition, briefly describe the source(s) of funds that will be used to pay the fair values, the maximum amount that might be required (assuming all dissent), whether or not the funds will or might be available and what the Company would do in the event funds were not available, e.g., cancel the reclassification, etc.

We have revised the proxy statement as requested.
Questions and answers, page 6
15.	Revise the Q&A on page 8 (Dissenters’ Rights) to disclose that dissenters’ rights can only be perfected by notifying the company prior to the meeting that those intending to seek dissenters’ rights and must either vote against the proposal or not return the proxy card.

We have revised the proxy statement as requested.

Securities and Exchange Commission
November 21, 2005

16.	Revise to add a Q&A as to why a “fairness opinion” was not sought by the Company.

We have revised the proxy statement as requested.
Background of the Reclassification, page 12
17.	Please identify the date or dates on which the board’s “preliminary discussions” regarding the bulleted factors occurred.

We have revised the proxy statement as requested.

18.	We note the statement in the last paragraph of this section on page 14 that the board determined that the value of the preferred stock was equivalent to the common because “the board believed the liquidation and dividend preference contained in the series A Preferred Stock and the fact that the Series A Preferred Stock may not be called at a price equal to less than the fair market value of the common stock sufficiently compensated the shareholders receiving Series A Preferred Stock for their loss of voting rights.” Advise us if the preferred is callable or otherwise revise the sentence to clarify what is meant by this phrase. Further, separately identify what the board considers to be “equivalent”. For example, state whether or not a valuation method was employed by the board in making this determination.

The Series A Preferred Stock is not callable. We have revised the proxy statement as requested.

19.	See our comment above. Explain in detail how the board considered these factors to sufficiently compensate the shareholders receiving the preferred stock. In that regard, you should state all values and describe any methods considered and used, respectively, by the board separately for each factor considered. Explain exactly what the board means by “sufficient compensation.” For example, is that fair, value or something less?

We have revised the proxy statement as requested.

20.	State whether or not the board considered the loss of voting rights resulting from the reclassification in its fairness determination. Such analysis should be explained in detail.

We have revised the proxy statement as requested.

21.	We note the last sentence of the last paragraph of this section on page 14. You state that that preferred converts to common on a change in control and therefore will participate equally with the common on the sale of the company. Further, holders of the preferred stock are entitled to vote on a proposed sale or change in control. Disclose the board’s

Securities and Exchange Commission
November 21, 2005

specific consideration of these factors, including but not limited to, the fact that these are benefits currently held by those holders of common stock who become preferred holders, without restriction.

We have revised the proxy statement as requested.
Reasons for the Reclassification, page 14
22.	The information required by Items 7, 8, and 9 of Schedule 13E-3 must be prominently disclosed in a “Special Factors” section in the front of the disclosure document. See Rule 13e-3(e)(ii). We note that the determination of fairness by the affiliates does not appear until page 30. Please amend your document to comport with the requirement listed above, at minimum, relocating your tax and pro forma sections to follow the fairness determination section.

We have revised the proxy statement as requested.

23.	It is not clear from the disclosure whether your management and staff works approximately 30 days per quarter or whether it thinks 30 days per quarter is approximately 10% of its time; both possibilities are disturbing. Please advise or revise.

The statement should read “30 days per year.” We have revised the proxy statement to correctly reflect this.
Effects of the Reclassification on Affiliates, page 18
Positive Effects
24.	Because this statement is filed by affiliates of the company, the description of the effects of the Rule 13e-3 transaction on the affiliates must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please see Instruction 3 to Item 1013.

We have revised the proxy statement as requested.
Effects of the Reclassification on Shareholders Generally, page 19
Positive Effects, page 19
25.	You must support the factors you list as effects of the Rule 13e-3 transaction and provide balance in disclosure. For example, you should balance your factor regarding dividend preference to describe the history and intent to pay future dividends and explain that all common stock holders are currently eligible to receive dividends. Describe how the

Securities and Exchange Commission
November 21, 2005

transaction effects the right currently held by common stock holders and expand the disclosure to make clear why it is a benefit.

We have revised the proxy statement as requested.

26.	Please see our comment above. With regard to the second bullet point in the same set of factors, please provide support for your inclusion of this factor as an effect of the reclassification on those shareholders who are to receive Series A Preferred Stock. You state that because holders with 500 or fewer common shares will be automatically reclassified into common shares upon a change in control, they will realize any future value received at the same value as holders of common stock. Support how this is an effect of the reclassification on shareholders who currently hold shares that are able to realize that same future value. In providing the balance requested by this series of comments, if you continue to include this factor as an “effect of the transaction” you should identify the fact that shareholders who currently hold common shares to be reclassified to preferred are able to realize that .same future value today. Please make corresponding changes to the same factor in your section entitled Shareholders Receiving Preferred Stock on page 26.

We have revised the proxy statement as requested.

27.	Please see our comments above, including comment number 3. Please describe here how you will determine the net book value of the preferred stock and explain how the liquidation preference in an amount equal to the greater of book value of the preferred stock or the amount to be paid to common shareholders is an effect of the reclassification. For example, it appears that the book value of the shares of common stock is one that such holders have today, without restriction. Please make corresponding changes to the same factor in your section entitled Shareholders Receiving Preferred Stock on page 26.

We have revised the proxy statement as requested.
Pro Forma Effect of the Reclassification, page 24
28.	Please revise to include all of the pro forma information required by Item 1010(b) of Regulation M-A. In this regard, it does not appear that your pro forma information contains the ratio of earnings to fixed charges. Please make the corresponding changes to your pro forma section beginning on page 47.

Management has reviewed the requirements for disclosure of a ratio of earnings to fixed charges and has determined that disclosure is not required because the Company does not have any “fixed charges” within the meaning of Item 403(d) of Regulation S-K.

Securities and Exchange Commission
November 21, 2005

Recommendation of the Board of Directors: Fairness of the Reclassification, page 24
Shareholders Retaining Shares of Common Stock, page 27
29.	We refer you to the second full paragraph on page 28 referencing the board’s reaching its conclusion that the reclassification was substantively fair to the unaffiliated shareholders. We note your statement that you did not consider any of the factors that are important in determining the fairness of a transaction to unaffiliated security holders. Please see Instruction 2 to Item 1014 of Regulation M-A. First, it appears that given the importance of such factors in determining the fairness of a transaction, unrestricted as to cash-out transactions, the fact that your security holders are not being cashed out does not render such factors immaterial. Second, you should state the current and historical market prices and any consideration of such prices by the board. Third, it appears that you did consider net book value because it is included as it relates to the preferred liquidation preference in your section regarding positive factors for those holders receiving the preferred stock. Please state it here and describe the board’s consideration of it. Finally, please state whether or not you determined going concern and liquidation values and list them if you did.

We have revised the proxy statement as requested.

30.	Provide the basis for your statement that “[t]he board determined that since the qualitative advantages and disadvantages of the terms of the Series A Preferred Stock are balanced as compared to the rights related to our common stock, no further quantitative analysis, such as a review of the current or historical market price of our common stock, our going concern value, or the liquidation value of our assets, was necessary.” Further, in light of Instruction 2 to Item 1014 of Regulation M-A, you should detail the board’s consideration of this matter and how the board concluded that the advantages and disadvantages of the two classes of stock are “balanced.” Please be specific as to what the board means by “balanced.” For example, does that mean that the board determined them to be of equal value? Make corresponding changes throughout the document, including, but not limited to the penultimate sentence of the first full paragraph on page 29.

We have revised the proxy statement as requested.
Procedural Fairness, page 28
31.	We refer you to the last sentence of the first paragraph of this section. Please explain what the board considered when it rejected application of the approval of a majority of unaffiliated shareholders “in light of the fact that the provisions of the Articles of Amendment apply regardless of whether a shareholder is an affiliate.... Identify the provisions you reference and explain what exactly about the provisions of such amendment allowed the board to conclude that such a procedural safeguard was unnecessary.

Securities and Exchange Commission
November 21, 2005

We have revised the proxy statement as requested.

32.	We note the board’s determination that “while the Series A Preferred Stock has limited voting rights, the board determined that, in its opinion,” the value of the preferred is equivalent to the value of the common. Specifically, we note the board’s reference to dividend and liquidation preferences in making this determination. In this analysis, state how the board considered the loss of voting rights to affect value to such holders and how the board considered such loss vis-à-vis the dividend and liquidation preferences described as relevant. Alternatively, if the board did not consider the effect to value of loss of voting, state so and explain why it did not.

We have revised the proxy statement as requested.

33.	See our comment above. Describe in detail “the board’s review of the relative rights and preferences of Series A Preferred Stock as compared to the common stock” and explain why “no quantitative analysis of the value of either stock was considered. Given the consideration of net book value, at least, as described in the comment above, regarding Instruction 2 to Item 1014 of Regulation M-A, provide the basis for this statement that the board made no quantitative analysis.

We have revised the proxy statement as requested.

34.	Given the lack of voting rights for those holders whose common shares will be reclassified into preferred, provide the basis for your statement that “the Articles of Amendment treat affiliated and unaffiliated shareholders identically” and that is the reason the board believes that the reclassification is procedurally fair notwithstanding the absence of the procedural safeguard of the retention of an unaffiliated shareholder representative.

We have revised the proxy statement as requested.

35.	We refer you to the paragraph on page 29 addressing the fact that you have not made any provision to grant unaffiliated shareholders access to your corporate files except as provided under the Georgia Code and your bylaws. Please revise this disclosure to include the provisions set forth under Georgia law, how the board considered them, if at all, and how such conditions will affect security holders’ access to these materials.

We have revised the proxy statement as requested.

Securities and Exchange Commission
November 21, 2005

36.	Please explain what you mean by the fact that you will not provide appraisal services at your expense and how that relates the security holders’ dissenter rights under the Georgia Code. We refer you to the first sentence of the last paragraph of this section.

We have revised the proxy statement as requested.
Dissenters’ Rights, page 35
37.	Expand to discuss how exactly a dissenters’ proceeding may involve litigation. Further, discuss how and by whom attorneys’ fees are to be paid pursuant to the Georgia Code.

We have revised the proxy statement as requested.
Preliminary Procedural Steps, page 35
38.	Please expand your last bullet point with sub-bullets, or another similar prominent manner to highlight the requirements, including all time-frames and deadlines, with which a dissenting shareholder must comply. Further, include the requirement that the shareholder who receives dissenters’ notice must demand payment and deposit his or her certificates with Citizens Effingham in accordance with the dissenters’ notice to be received by such holder once the holder gives a written notice of the intent to demand payment for such shares. In this highlighted section please include the provisions of Section 14-2-1327 of the Georgia Code. Please see our comment below.

We have revised the proxy statement as requested.

39.	Please highlight the 30-day deadline applicable to dissenting shareholders demanding payment of such holder’s estimate of fair value that must be made after Citizens Effingham’s making or offer of payment for dissenting shareholder’s shares. We refer to the disclosure surrounding Section 14-2-1327 of the Georgia Code on page 37.

We have revised the proxy statement as requested.
Selected Historical Consolidated Financial Information, page 45
40.	We note that you reference the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2004 and the Form 10-Q for the quarter ended June 30, 2005 and that you incorporate these documents by reference. Revise your disclosure to clearly identify the matter incorporated by reference by page, paragraph, caption or otherwise. Please see Item 1010(a) of Regulation M-A and Instruction 3 to Item 13 of Schedule 13E-3.

We have revised the proxy statement as requested.

Securities and Exchange Commission
November 21, 2005

41.	Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Management has reviewed the requirements for disclosure of a ratio of earnings to fixed charges and has determined that disclosure is not required because the Company does not have any “fixed charges” within the meaning of Item 503(d) of Regulation S-K.
Where You Can find More Information, page 50
42.	Please note that the address of the SEC has changed. The SEC’s Public Reference Room is now at 100 F Street, N.E., Washington DC 20549.

We have revised the proxy statement as requested.
Appendices C and D
43.	There is no safe harbor for forward-looking statements in connection with a 13E-3. Please revise.

We have revised the proxy statement as requested.
Other Information
Attached as Appendix A to this letter is a statement from the Company and each filing person acknowledging that:
•	the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
November 21, 2005

•	the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of assistance to you in the review process, please call me at (404) 572-4571. My fax number is (404) 572-6999.

Sincerely,

Beth Lanier

For Powell Goldstein LLP

cc:	Mr. Harry Shearhouse
Mr. Michael Lee
Mr. Frank Seaton

APPENDIX A
     Citizens Effingham Bancshares, Inc. (the “Company”) and the filing persons listed below hereby acknowledge and confirm that:
•	the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment s or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securites laws of the United States.

This 18th day of November, 2005.

CITIZENS EFFINGHAM BANCSHARES, INC.

By:	/s/ Harry H. Shearouse

Harry H. Shearouse
President and Chief Executive Officer
OTHER FILING PERSONS:

/s/ Jon G. Burns	/s/ Thomas C. Strickland, Jr.

Jon G. Burns	Thomas C. Strickland, Jr.

/s/ Charles E. Hartzog	/s/ Mariben M. Thompson

Charles E. Hartzog	Mariben M. Thompson

/s/ Philip M. Heidt	/s/ Thomas O. Triplett, Sr.

Philip M. Heidt	Thomas O. Triplett, Sr.

/s/ W. Harvey Kieffer	/s/ H. Mitchell Weitman

W. Harvey Kieffer	H. Mitchell Weitman

/s/ C. Murray Kight	/s/ Wendel H. Wilson

C. Murray Kight	Wendel H. Wilson

/s/ Michael T. Lee	/s/ Harry H. Shearouse

Michael T. Lee	Harry H. Shearouse

EXHIBIT A
November 21, 2005
Citizens Effingham Bancshares, Inc.
802 South Laurel Street
Springfield GA 31329
Re: Schedule 13E-3 Transaction
Ladies and Gentlemen:
     We have acted as counsel to Citizens Effingham Bancshares, Inc., a Georgia corporation (the “Company”), in connection with the filing of its Schedule 13E-3 with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, related to a proposed amendment to the Company’s Articles of Incorporation which provides for the reclassification (the “Reclassification”) of certain shares of the Company’s common stock (the “Common Stock”), $1.00 par value, to shares of the Company’s proposed new class of Series A Preferred Stock (the “Series A Stock”), $1.00 par value, and is designed to reduce the number of shareholders of record of the Company’s common stock below 300.
     In our capacity as counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Common Stock and Series A Stock constitute separate classes of stock under Georgia law. We have reviewed the designations of the Common Stock as set forth in the Company’s Articles of Incorporation and described in the Company’s preliminary proxy statement filed on September 30, 2005 under cover of Schedule 14A (the “Proxy Statement”) and the proposed designations (the “Designations”) of the Series A Stock as set forth in Appendix A the Proxy Statement. We have also reviewed applicable provisions of the Georgia Business Corporation Code (the “Corporation Code”) and the Georgia Securities Act of 1973 (the “Securities Code”) and such other documents as we have deemed appropriate as a basis for the opinions hereinafter set forth. As to all matters of fact, we have relied on the certificates of the officers of the Company.
Corporate Code Analysis
     Under Section 14-2-601(a) of the Corporation Code, a Georgia corporation’s articles of incorporation must:
“prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. If more than one class of shares is authorized, the articles of incorporation must prescribe a distinguishing designation for each class and, prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation...”

Citizens Effingham Bancshares, Inc.
November 21, 2005

     Section 14-2-602(a) of the Corporation Code provides that if a corporation’s articles of incorporation so provide:
“the board of directors may determine, in whole or in part, the preferences, limitations, and relative rights of (1) any class of shares before the issuance of any shares of that class or (2) one or more series within a class, and designate the number of shares within that series, before the issuance of any shares of that series.”
     Article Five of the Company’s Articles of Incorporation authorizes 20,000,000 shares of common stock, par value $1.00 per share and 10,000,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”). Article Two also provides that any part or all of the shares of Preferred Stock may be established and designated from time to time by the board of directors by filing an amendment to the Company’s Articles of Incorporation, which is effective without shareholder action.
     In connection with the Reclassification, the board of directors has authorized the Company to file the Designations as an amendment to the Company’s Articles of Incorporation in order to establish and designate 100,000 shares of the Company’s authorized Preferred Stock as the Series A Stock with the relative rights, preferences and other terms as described in the Designations.
     Section 14-2-601(c) of the Corporation Code requires that the Company’s Articles of Incorporation authorize:
“(1) One or more classes of shares that together have unlimited voting rights; and
(2) One or more classes of shares (which may be the same classes or classes as those with voting rights) that together are entitled to receive the net assets of the corporation upon dissolution.”
     Under Section 14-2-721 of the Corporation Code, since the Articles of Incorporation do not provide otherwise, the shares of Common Stock are entitled to one vote on each matter voted on at a shareholders’ meeting. Accordingly, the outstanding shares of Common Stock have unlimited voting rights. Pursuant to the Designations, except as provided by law, shares the Series A Stock have limited voting rights and are only entitled to vote upon any Change in Control, as defined in the Designations, proposal.
     Upon dissolution of the Company, the shares of Common Stock are entitled to receive the net assets of the Company after the prior dissolution rights of the shares of Series A Stock, as set forth in Section 6 of the Designations, are satisfied.

Citizens Effingham Bancshares, Inc.
November 21, 2005

     Section 14-2-601(d) provides that a corporation’s articles of incorporation may authorize one or more classes or series of stock that:
“(1) Have special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by this chapter;
(2) Are redeemable, exchangeable, or convertible as specified in the articles of incorporation:
(A) At the option of the corporation, the shareholder, or another person or upon the occurrence of a designated event;
(B) For cash, indebtedness, securities, or other property; or
(C) In a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;
(3) Entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative; and
(4) Have preference over any other class or series within a class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation.”
     The Comments to Section 14-2-601 of the Corporation Code indicate that the foregoing is a list of the “principal features that are customarily incorporated into classes of shares.” Section 14-2-601(f) provides that the foregoing list is not exhaustive. The proposed Series A Stock includes several of these features, which distinguishes it from the Common Stock. These distinguishing features of the Series A Stock and Common Stock are described below:
     Voting Rights. Except as provided by law, the holders of the Series A Stock shall have limited voting rights, and shall be entitled to vote only upon a Change in Control, as defined in the Designations, proposal. Such limited voting rights contrast with the unlimited voting rights afforded to the holders of the Common Stock, including, significantly, the right to vote on the election of directors of the Company, the adoption of stock incentive plans and most charter amendments. The “except as provided by law” clause refers to the provisions of the Corporation Code that permit a class of shares that is designated to be nonvoting to vote on amendments to a corporation’s articles of incorporation and mergers or share exchanges that directly affect that class of shares. See Sections 14-2-726, 14-2-1004 and 14-2-1103 of the Corporation Code.

Citizens Effingham Bancshares, Inc.
November 21, 2005

     Convertibility. Shares of the Series A Stock shall automatically convert into shares of Common Stock, on the basis of one share of Common Stock for each share of Series A Stock, immediately prior to the closing of any Change in Control of the Company. The Common Stock is not subject to any convertibility feature.
     Dividend Rights. Under Section 2 of the Designations, prior to the payment of any dividends to the holders of Common Stock, the holders of the Series A Stock shall be entitled to a preference in the distribution of dividends and shall be entitled to receive dividends in an amount per share that is no less than the amount per share of dividends paid on the Common Stock. Neither the shares of Series A Stock nor the shares of Common Stock are entitled to cumulative dividends.
     Liquidation Preference. Under Section 6 of the Designations, holders of the Series A Stock shall be entitled to a preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, equal to the greater of book value per share or the amount per share to be paid to holders of the Common Stock. Holders of the Common Stock are only entitled to receive, after the prior rights of creditors and holders of the Series A Stock are satisfied, a ratable share of any remaining assets of the Company available for distribution.
     While Section 14-2-601 of the Corporation Code does not require that different classes of a corporation’s stock have substantially different features or characteristics, as described above, the Common Stock and Series A Stock have substantially different voting, dividend and liquidation rights.
     Section 14-2-601(a) of the Corporation Code merely requires that the articles of incorporation “prescribe a distinguishing designation for each class.” Accordingly, under the Corporation Code, different classes of a corporation’s stock may be distinguished by simply providing distinguishing titles for the classes, such as “Common Stock,” “Class A Common” or “Series A Stock.” Moreover, under Sections 14-2-601(c) and (d) of the Corporation Code, a Georgia corporation’s articles of incorporation may authorize “one or more classes of shares” that have the various features described under those provisions. Accordingly, Section 14-2-601 of the Corporation Code specifically contemplates that different classes of stock may have similar fundamental characteristics.
     With respect to the convertibility of the Series A Stock, Section 14-2-601(d) specifically provides that a corporation’s articles of incorporation may authorize one or more classes of stock that are convertible upon the occurrence of a designated event into cash, indebtedness, securities or other property. Section 14-2-603(a) of the Corporation Code provides:
“A corporation may issue the number of shares of each class or series authorized by the articles of incorporation. Shares that are issued are outstanding until they are reacquired, redeemed, converted, or canceled.”

Citizens Effingham Bancshares, Inc.
November 21, 2005

Accordingly, issued shares of a convertible class of stock are deemed under the Corporation Code to be outstanding shares of the convertible class of stock until they are converted or, stated differently, shares of a convertible class of stock are not deemed to be shares of the class into which they are convertible until the time they are converted. As a result, outstanding shares of the Series A Stock will be a separate class of stock from the Common Stock under the Corporate Code until such time as they are converted.
     Moreover, the right to convert the Series A Stock to Common Stock is limited solely to the occurrence of a Change in Control of the Company, which the holders of the Series A Stock will be unable to unilaterally cause to occur. Since the holders of the Series A Stock will hold approximately 14.16% of the voting rights with respect to a Change in Control proposal, no one holder of Series A Stock nor the holders of the Series A Stock voting as a group could cause a Change in Control and the resulting conversion to occur. In light of the limited application of the conversion of the Series A Stock, holders the Series A Stock do not enjoy substantially similar rights and privileges that the holders of Common Stock enjoy.
Securities Code Analysis
     Section 10-5-2(a)(27) of the Securities Code provides a definition of the term “securities of the same class” as used under the Securities Code. This definition has no application under the Corporate Code.
Under Section 10-5-2(a)(27)(A), “securities of the same class” means:
“All common stock of an issuer, regardless of varying series or designations, and all securities convertible into common stock or conferring the right to acquire common stock.”
     The Series A Stock and Common Stock could be considered “securities of the same class” with respect to the application of two limited provisions of the Securities Code, which are described below. The actual application of this definition to the Series A Stock and Common Stock would, however, depend on whether “securities convertible in to common stock” as used in the definition includes securities, such as the Series A Stock, that are not generally convertible at the option of the holder. It is not clear that the definition under Section 10-5-2(a)(27)(A) would ever apply to the Series A Stock and the Common Stock, since the Series A Stock is not generally convertible to Common Stock at the option of the holder, but rather is convertible upon a limited corporate event (i.e., a Change in Control) which the holders of the Series A Stock will not be able to unilaterally cause to occur. We have not addressed this question in our analysis, as it was not necessary in order for us to render our opinion.
     First, Section 10-5-6(e) of the Securities Code provides that in connection with the registration of securities for sale in Georgia, where the issuer has not had any substantial gross revenue or net income for the past three years, the Georgia securities commissioner may require as a

Citizens Effingham Bancshares, Inc.
November 21, 2005

condition to the registration that “securities of the class” issued to an executive officer, director, general partner or affiliate of the issuer at a price below the   offering price or for a consideration other than cash be deposited into an escrow account.
     The Series A Stock to be issued in the Reclassification is a covered security under Section 18(b)(4)(C) of the Securities Act of 1933, since it is exempt from registration under federal securities law by Section 3(a)(9) of the Securities Act of 1933. As a result, under Section 18(a)(1)(A), no Georgia law requiring the registration of the Series A Stock directly or indirectly applies to the Series A Stock. In addition, the issuance of the Series A Stock in connection with the Reclassification is exempt from registration under the Securities Code pursuant to Section 10-5-9(12). Since the Series A Stock is exempt from registration under the Securities Code, on its face, Section 10-5-6(e) is not applicable to the Reclassification.
     Second, Section 10-5-12(a)(4)(A) provides that in connection with the sale of any securities registered under the Securities Code, it shall be unlawful for any person:
“to make any representation concerning any future sale of ‘securities of the same class by the issuer at a price higher than the current offering price.”
     Again, this section applies to sale of securities that are registered under the Securities Code. Since the Series A Stock to be issued in the Reclassification is exempt from registration under the Securities Code, on its face, Section 10-5-12(a)(4)(A) is also not applicable to the Reclassification.
     If we assume, however, that the shares of Series A Stock to be issued in the Reclassification were registered under the Securities Code and therefore Sections 10-5-6(e) and 10-5-12(a)(4)(A) did apply, on their face, to the issuance of the Series A Stock in the Reclassification, then the Series A Stock and the Common Stock could be deemed “securities of the same class” only for the limited purposes of (1) the escrow conditions which the Georgia securities commission may impose on offerings by issuers that have not had any substantial revenues or net income during the past three years and (2) the restrictions on representation regarding the future sales of securities at a price higher than a current offering price. Neither the escrow conditions nor the restriction on representations regarding future offering prices are applicable to the Reclassification. Accordingly, the term “securities of the same class” as used in the Securities Code is not germane to whether the Series A Stock and Common Stock are separate classes of securities under Georgia law as it applies to the Reclassification.
Opinion
     Based on the foregoing, it is our opinion that, upon the filing of an amendment to the Company’s Articles of Incorporation to set forth the Designations in the Company’s Articles of Incorporation, the Common Stock and Series A Stock will represent separate classes of securities of the Company under Georgia law, except with respect to Sections 10-5-6(e) and 10-12(a)(4)(A) of the Securities Code, which are not applicable to the Reclassification.

Citizens Effingham Bancshares, Inc.
November 21, 2005

     We express no opinion as to matters under or involving the laws of any jurisdiction other than the corporate and securities laws of the State of Georgia.

Very truly yours,

/s/ Powell Goldstein LLP

POWELL GOLDSTEIN LLP